January 24, 2024

Alan A. Lanis, Jr.
direct dial: 310.442.8828
jrlanis@bakerlaw.com

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GameSquare Holdings, Inc.
Registration Statement on Form F-4
File No. 333-275994

Dear Sir/Madam:

On behalf of GameSquare Holdings, Inc., a British Columbia corporation (the “Company”), set forth below are responses (this “Response Letter”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) we received orally on January 24, 2024 (the “Comments”) relating to the Company’s Registration Statement on Form F-4, File No. 333-275994, filed with the Commission on December 11, 2023 and January 17, 2024 (the “Registration Statement”). The Company has filed herewith Amendment No. 2 (the “Second Amendment”) to the Registration Statement.

The numbered paragraphs of this Response Letter correspond with the Comments received, and, to facilitate the Staff’s review, we have summarized the Staff’s comments in italicized print. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Second Amendment.

1.	Please update Exhibit 8.1 to the Registration Statement (opinion of counsel regarding material U.S. federal income tax matters) to clarify that the opinion given as to the U.S. federal income tax law set forth in the Registration Statement is the opinion of counsel.

RESPONSE: The Company acknowledges the Staff’s Comment and advises the Staff that the Company has re-filed the tax opinion of Baker & Hostetler LLP as Exhibit 8.1 to the Second Amendment with such clarification included.

We believe we have been responsive to the Staff’s comments. Please direct any questions concerning this letter to the undersigned at (310) 442-8828 or jrlanis@bakerlaw.com.

Sincerely,

/s/ Alan A. Lanis, Jr.
Alan A. Lanis, Jr.
Partner

cc: Justin Kenna, Chief Executive Officer, GameSquare Holdings, Inc.